EXHIBIT 21.1
SUBSIDIARES OF YEXT, INC.

Name	Jurisdiction of Incorporation

Yext Australia Pty Ltd	Australia
Yext, B.V.	Netherlands
Yext (Canada) Corp.	Canada
Yext GmbH	Germany
Yext Hong Kong Limited	Hong Kong
Yext KK	Japan
Yext Limited	United Kingdom
Yext Sarl	Switzerland
Yext SAS	France
Yext (Shanghai) Software Company Limited	China